SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: November 1, 2004

CONTACT:
DROR ISRAEL, CFO
LANOPTICS LTD.  ISRAEL
++972-4-959 6666
E.MAIL: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE

                 LANOPTICS ANNOUNCES 2004 THIRD QUARTER RESULTS

     YOKNEAM, ISRAEL, November 1, 2004 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the third quarter ended September 30, 2004.

     For the three months ended September 30, 2004, LanOptics reported revenues of US$ 1,403,000 versus US$ 467,000 in the third quarter of 2003. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss amounted to US$ 2,002,000, versus US$ 2,381,000 in the third quarter of 2003. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products, and the balance of the expenses related primarily to EZchip's sales and marketing activities. Net loss for the third quarter was US$ 2,215,000, a loss of US$ 0.24 per share, compared to net loss of US$ 2,529,000, or US$ 0.30 per share, for the same period last year.

     For the nine months ended September 30, 2004, LanOptics reported revenues of US$ 3,026,000, compared with US$ 1,196,000 for the same period last year. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss for the nine months amounted to US$ 6,283,000, versus US$ 7,875,000 in the same period last year. Net loss for the nine months was US$ 6,868,000, or US$ 0.74 per share, compared to year-earlier loss for the comparable period of US$ 8,125,000, or US$ 0.96 per share.

     "During the third quarter we continued to fulfill volume orders from customers who are in production with EZchip-based products," said Dr. Meir Burstin, Chairman of the Board. "We also continued to add new customers and now have 40 customers in total, and nine NP-1c based products are currently in production. The pace of deployment of these products and our continued revenue ramp-up will continue to depend on market acceptance of our customers' products and the pace of recovery in the telecommunications and related markets. During the third quarter we continued to secure design wins for NP-2, our third generation chip that will sample in Q1/05. We believe that NP-2's added functionality and lower price point greatly increase EZchip's market opportunity versus the NP-1c. While the NP-1c is commonly utilized in services cards, which typically have one or two of these cards per chassis, the NP-2 also addresses line cards that often have ten or more cards installed per chassis. Our customers are now beginning to design NP-2 based products and will continue to do so during 2005. We expect that volume production of NP-2 based products will begin in 2006."

     As previously announced, effective the first quarter of 2004, LanOptics' financial statements are being prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Since its inception, LanOptics' consolidated financial statements had been prepared in U.S. dollars in accordance with generally accepted accounting principles in Israel (Israeli
GAAP), which differ in certain material respects from U.S. GAAP. As previously disclosed by LanOptics in its financial statements and quarterly earnings releases, the principal consequence of the change from Israeli GAAP to U.S. GAAP relates to the accounting for Preferred Shares of LanOptics' EZchip Technologies subsidiary. Under Israeli GAAP, a subsidiary's losses are attributed to the different classes of the subsidiary's shares according to the ownership level, which is determined by liquidation preference. Under U.S. GAAP, the issuance of a subsidiary's Preferred Shares to a third party is accounted for as a separate component of minority interest, "Preferred Shares of Subsidiary," that does not participate in the losses of the subsidiary. As a result, under U.S. GAAP the reported net loss reflects all of the losses of our EZchip Technologies subsidiary, in which we hold 53%, without any minority participation. The cumulative effect of this change results in a deficiency in the consolidated shareholders' equity.

     LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone.

     For more information on EZchip, visit the web site at http://www.ezchip.com For more information on LanOptics, visit the web site at http://www.lanoptics.com



     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON SALES OF CUSTOMER EQUIPMENT, LACK OF SIGNIFICANT BACKLOG ON WHICH TO FORECAST FUTURE SALES, KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2004 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.


                             -- Tables to Follow --

                                 LanOptics Ltd.
                      Consolidated Statement of Operations
              (U.S. Dollars in thousands, except per share amounts)


                                                         Three Months Ended          Nine Months Ended
                                                             September 30,              September 30,
                                                         2004          2003          2004           2003
                                                      ----------    ----------    ----------    ----------
Revenues                                                   1,403           467         3,026         1,196
Cost of Revenues                                             552           173         1,161           432
Amortization of Developed Technology                          71            71           213           213
                                                      ----------    ----------    ----------    ----------
Gross Profit                                                 780           223         1,652           551

Research & Development                                     1,876         1,802         5,232         5,618
Selling, General & Administration                            906           802         2,703         2,808
                                                      ----------    ----------    ----------    ----------
Operating Loss                                            (2,002)       (2,381)       (6,283)       (7,875)

Financial Income (expenses), net                            (213)         (148)         (585)         (250)

                                                      ----------    ----------    ----------    ----------
Net Loss                                                  (2,215)       (2,529)       (6,868)       (8,125)
                                                      ==========    ==========    ==========    ==========

Net Loss per Share                                         (0.24)        (0.30)        (0.74)        (0.96)

Weighted Average Number of Shares Used in Computing
net Losses per Share                                   9,250,535     8,469,368     9,250,535     8,466,958
                                                      ----------    ----------    ----------    ----------



                                   -- more --

                                 LanOptics Ltd.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)

                                             SEPTEMBER 30, DECEMBER 31,
                                                 -------    -------
                                                  2004        2003
                                                 -------    -------
                                              (Unaudited)  (Audited)
ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities    13,520     19,566
Trade Receivable                                     977        438
Other Receivables                                    597        349
Inventories                                          537        404
                                                 -------    -------
Total Current Assets                              15,631     20,757

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, Net        593        620
Severance Pay Fund                                 1,364      1,249
                                                 -------    -------
Total Long-Term Investments                        1,957      1,869

PROPERTY & EQUIPMENT, NET                            429        620

OTHER ASSETS, NET:
Technology, Net                                      821      1,034
Goodwill, Net                                      1,635      1,635
                                                 -------    -------
Total Other Assets                                 2,456      2,669

                                                 -------    -------
TOTAL ASSETS                                      20,473     25,915
                                                 =======    =======


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                       324        202
Other Payables and Accrued Expenses                1,928      2,566
                                                 -------    -------
Total Current Liabilities                          2,252      2,768

LONG TERM LIABILITIES:
Accrued Severance Pay                              1,641      1,536
Long-Term Debt                                        --      1,383
                                                 -------    -------
Total Long-Term Liabilities                        1,641      2,919

WARRANTS ISSUED BY A SUBSIDIARY                      147        176

PREFERRED SHARES IN A SUBSIDIARY                  35,581     32,422

SHAREHOLDERS' DEFICIENCY:
Share Capital                                         64         64
Additional Paid-in Capital                        39,688     39,516
Accumulated Other Comprehensive Income (loss)        (66)        16
Accumulated Deficit                              (58,834)   (51,966)
                                                 -------    -------
Total Shareholders' Deficiency                   (19,148)   (12,370)

                                                 -------    -------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY    20,473     25,915
                                                 =======    =======
